Exhibit 99, Table of Transactions

Larry A. Mizel, February 11, 2007 Transaction

30000 shares at $44.75

14998 shares at $44.89

18800 shares at $45.00

9300 shares at $45.10

100 shares at $45.11

200 shares at $45.12

100 shares at $45.14

300 shares at $45.15

10000 shares at $45.20

11200 shares at $45.25

9300 shares at $45.30

200 shares at $45.31

100 shares at $45.32

400 shares at $45.33

104,998 total shares sold at an average sale price of $44.997 per share.